SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of Augut, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Ambev S.A.

Interim consolidated
financial statements at
June 30, 2025
and report on review

Report on review interim

consolidated financial statements

To the Board of Directors and Shareholders

Ambev S.A.

Introduction

We have reviewed the accompanying interim consolidated balance sheet of Ambev S.A. and its subsidiaries ("Company") as at June 30, 2025, the related interim consolidated income statement and statement of comprehensive income for the quarter and six-month periods then ended and the related interim consolidated statements of changes in equity and cash flows for the six-month period then ended, and notes, comprising a summary of material accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the accounting standard International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standards on Reviews of Interim Financial Information (ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of people responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34.

São Paulo, August 1, 2025

PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5	Sergio Eduardo Zamora Contador CRC 1SP168728/O-4

www.pwc.com.br	PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16[o], São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET

All amounts in thousands of Brazilian Reais

Assets	Note	06/30/2025	12/31/2024

Cash and cash equivalents	5.1	16,404,025	28,595,666
Investment securities	5.2	1,120,553	1,242,001
Trade receivables		5,086,848	6,269,863
Derivative financial instruments	22	261,499	1,218,561
Inventories	6	11,351,630	11,689,767
Recoverable taxes	7	3,736,529	3,582,275
Other assets		2,139,181	1,557,651
Assets held for sale	8	691,691	-
Current assets		40,791,956	54,155,784

Investment securities	5.2	103,503	184,454
Derivative financial instruments	22	4,849	26
Recoverable taxes	7	10,065,448	10,503,977
Deferred tax assets	9.1	8,882,165	8,691,670
Other assets		1,405,482	1,462,588
Employee benefits		27,896	70,483
Long term assets		20,489,343	20,913,198

Investments in associates and joint ventures		359,104	395,393
Property, plant and equipment	10	27,478,831	30,170,194
Intangible assets		11,357,982	12,530,712
Goodwill	11	41,680,327	44,342,668

Non-current assets		101,365,587	108,352,165

Total assets		142,157,543	162,507,949

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET (CONTINUED)

All amounts in thousands of Brazilian Reais

Equity and liabilities	Note	06/30/2025	12/31/2024

Trade payables	12	19,883,312	25,223,522
Derivative financial instruments	22	920,976	204,721
Interest-bearing loans and borrowing	13	1,100,578	1,276,391
Payroll and social security payables		2,136,546	2,779,753
Dividends and interest on capital payables		3,812,983	8,487,242
Income tax and social contribution payable		1,659,396	1,941,540
Taxes and contributions payable		3,543,821	5,648,399
Other liabilities, including put options granted on subsidiaries		3,142,958	3,386,235
Provisions	14	536,413	440,911
Liabilities associated with assets held for sale	8	135,256	-
Current liabilities		36,872,239	49,388,714

Trade payables	12	320,323	327,706
Derivative financial instruments	22	9,767	6,720
Interest-bearing loans and borrowing	13	2,057,186	2,176,337
Deferred tax liabilities	9.1	4,219,505	5,007,711
Income tax and social contribution payable		1,199,028	1,372,387
Taxes and contributions payable		631,251	597,449
Other liabilities, including put options granted on subsidiaries		1,142,533	1,142,775
Provisions	14	478,646	670,904
Employee benefits		2,016,108	2,236,732
Non-current liabilities		12,074,347	13,538,721

Total liabilities		48,946,586	62,927,435

Equity	15
Issued capital		58,275,696	58,226,036
Reserves		106,808,173	108,973,429
Carrying value adjustments		(76,937,052)	(68,557,326)
Retained earnings/(losses)		4,324,819	-
Equity attributable to Ambev’s shareholders		92,471,636	98,642,139
Non-controlling interest		739,321	938,375
Total equity		93,210,957	99,580,514

Total equity and liabilities		142,157,543	162,507,949

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED INCOME STATEMENT

For the Six and three-month periods ended June 30

All amounts in thousands of Brazilian Reais unless otherwise stated

		six-month period ended:		Three-month period ended:
	Note	2025	2024	2025	2024

Net sales	17	42,587,572	40,320,512	20,090,194	20,044,215
Cost of sales		(20,991,855)	(20,118,974)	(10,046,123)	(10,059,980)
Gross profit		21,595,717	20,201,538	10,044,071	9,984,235

Distribution expenses		(5,457,042)	(5,441,488)	(2,580,347)	(2,750,478)
Commercial expenses		(4,242,833)	(4,095,671)	(2,172,906)	(2,211,147)
Administrative expenses		(2,915,194)	(2,783,398)	(1,426,347)	(1,451,030)
Other operating income/(expenses)	18	1,201,053	1,112,613	585,855	519,584
Exceptional items	19	(72,575)	(29,296)	(51,208)	(11,727)
Income from operations		10,109,126	8,964,298	4,399,118	4,079,437

Finance income	20	1,344,113	1,130,481	660,565	530,731
Finance expenses	20	(2,132,867)	(1,917,545)	(1,078,665)	(905,076)
Other net financial results	20	(1,041,613)	(235,103)	(555,885)	(241,878)
Net financial results		(1,830,367)	(1,022,167)	(973,985)	(616,223)

Share of results of associates and joint ventures		(2,738)	(35,022)	(5,457)	(31,452)
Income before income tax		8,276,021	7,907,109	3,419,676	3,431,762

Income tax expenses	9.2	(1,680,806)	(1,651,039)	(629,110)	(979,874)
Net income		6,595,215	6,256,070	2,790,566	2,451,888

Attributable to:
Equity holders of Ambev		6,411,668	6,096,585	2,717,722	2,396,309
Non-controlling interest		183,547	159,485	72,844	55,579

Basic earnings per share – common – R$		0.4100	0.3873	0.1742	0.1523
Diluted earnings per share – common – R$		0.4081	0.3852	0.1734	0.1516

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Six and three-month periods ended June 30

All amounts in thousands of Brazilian Reais

	six-month period ended:		Three-month period ended:
	2025	2024	2025	2024

Net income	6,595,215	6,256,070	2,790,566	2,451,888

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedges – put options granted on subsidiaries	74,422	(96,686)	(1,433)	(59,015)
Gains/losses on translation of other foreign operations	(7,231,111)	5,307,415	(2,287,174)	4,316,352
Gains/losses on translation of foreign operations	(7,156,689)	5,210,729	(2,288,607)	4,257,337

Cash flow hedge – gains/(losses)
Recognized in equity (Hedge reserve)	(822,134)	286,203	(385,466)	803,318
Reclassified from equity (hedge reserve) to profit or loss	(522,155)	(38,360)	(71,331)	(123,309)
Total cash flow hedge	(1,344,289)	247,843	(456,797)	680,009

Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	(1,036)	861	(1,124)	(554)

Other comprehensive (loss)/income	(8,502,014)	5,459,433	(2,746,528)	4,936,792

Total comprehensive (loss)/income	(1,906,799)	11,715,503	44,038	7,388,680

Attributable to:
Equity holders of Ambev	(1,965,687)	11,454,382	12,312	7,251,727
Non-controlling interest	58,888	261,121	31,726	136,953

The consolidated statement of comprehensive income is presented net of income tax. The income tax effects of these items are disclosed in note 9.1 –Income tax and social contribution.

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six-month periods ended June 30

All amounts in thousands of Brazilian Reais

		Attributable to the equity holders of Ambev
		Issued capital	Capital reserves	Profit reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interest	Total equity
At January 1, 2024	Note	58,177,929	55,479,564	43,189,840	-	(77,878,043)	78,969,290	1,174,512	80,143,802

Net Income		-	-	-	6,096,585	-	6,096,585	159,485	6,256,070

Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	15.4	-	-	-	-	5,112,045	5,112,045	98,684	5,210,729
Cash flow hedges	15.4	-	-	-	-	244,864	244,864	2,979	247,843
Actuarial gains/(losses)	15.4	-	-	-	-	888	888	(27)	861
Total comprehensive income		-	-	-	6,096,585	5,357,797	11,454,382	261,121	11,715,503
Capital increase	15.1	48,107	-	-	-	-	48,107	-	48,107
Effects of the application of IAS 29 (hyperinflation)		-	-	-	4,463,983	-	4,463,983	9,227	4,473,210
Gains/(losses) of controlling interest	15.2 e 15.4	-	1,958	-	-	512,385	514,343	(518,738)	(4,395)
Taxes on deemed dividends		-	-	-	-	(7,089)	(7,089)	-	(7,089)
Dividends		-	-	-	-	-	-	(154,147)	(154,147)
Share buybacks, results from treasury shares, and share-based payments	15.2	-	(201,060)	-	-	-	(201,060)	601	(200,459)
Statute-barred /(additional) dividends		-	-	-	20,820	-	20,820	-	20,820
At June 30, 2024		58,226,036	55,280,462	43,189,840	10,581,388	(72,014,950)	95,262,776	772,576	96,035,352

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

For the six-month periods ended June 30

All amounts in thousands of Brazilian Reais

		Attributable to the equity holders of Ambev
		Issued capital	Capital reserves	Profit reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interest	Total equity
At January 1, 2025	Note	58,226,036	55,336,410	53,637,019	-	(68,557,326)	98,642,139	938,375	99,580,514

Net Income		-	-	-	6,411,668	-	6,411,668	183,547	6,595,215

Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	15.4	-	-	-	-	(7,030,017)	(7,030,017)	(126,672)	(7,156,689)
Cash flow hedges	15.4	-	-	-	-	(1,346,338)	(1,346,338)	2,049	(1,344,289)
Actuarial gains/(losses)	15.4	-	-	-	-	(1,000)	(1,000)	(36)	(1,036)
Total comprehensive income		-	-	-	6,411,668	(8,377,355)	(1,965,687)	58,888	(1,906,799)
Capital increases/(reduction) in associates and subsidiaries	15.1	49,660	-	-	-	-	49,660	(28,033)	21,627
Effects of the application of IAS 29 (hyperinflation)		-	-	-	1,376,923	-	1,376,923	(4,298)	1,372,625
Gains/(losses) of controlling interest	15.4	-	-	-	-	1,825	1,825	(1,848)	(23)
Taxes on deemed dividends	15.4	-	-	-	-	(4,196)	(4,196)	-	(4,196)
Dividends	15.3.2	-	-	(496,600)	(3,501,638)	-	(3,998,238)	(224,559)	(4,222,797)
Share buybacks, results from treasury shares, and share-based payments	15.2	-	(1,668,656)	-	-	-	(1,668,656)	796	(1,667,860)
Statute-barred /(additional) dividends		-	-	-	37,866	-	37,866	-	37,866
At June 30, 2025		58,275,696	53,667,754	53,140,419	4,324,819	(76,937,052)	92,471,636	739,321	93,210,957

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the Six and three-month periods ended June 30

All amounts in thousands of Brazilian Reais

		six-month period ended:		Three-month period ended:
	Note	2025	2024	2025	2024

Net income		6,595,215	6,256,070	2,790,566	2,451,888
Adjustments:
Depreciation, amortization and impairment		3,415,654	3,352,178	1,702,403	1,719,851
Impairment losses on receivables and inventory		139,084	177,303	59,730	82,323
Additions to/(reversals of) provisions and employee benefits		199,577	131,043	80,482	75,270
Net financial results	20	1,830,367	1,022,167	973,985	616,223
Losses/(gains) on sales of property, plant and equipment and intangible assets	18	(62,078)	(41,889)	(29,488)	(21,206)
Share-based payment expenses		206,107	184,482	107,141	83,192
Income tax expenses	9.2	1,680,806	1,651,039	629,110	979,874
Share of results of associates and joint ventures		2,738	35,022	5,457	31,452
Hedge operations	22	(697,456)	(29,469)	(111,485)	(136,461)
Cash flow from operating activities before changes in working capital		13,310,014	12,737,946	6,207,901	5,882,406

(Increase)/decrease in trade and other receivables		921,343	(283,988)	208,739	(370,764)
(Increase)/decrease in inventories		(555,186)	(1,349,392)	457,223	(357,858)
Increase/(decrease) in trade and other payables		(6,976,274)	(4,373,318)	(2,931,174)	(1,308,550)
Cash generated from operations		6,699,897	6,731,248	3,942,689	3,845,234

Interest paid		(379,302)	(270,724)	(141,796)	(126,933)
Interest received		649,457	752,671	282,825	361,854
Dividends received		7,012	11,379	2,459	4,715
Income tax paid		(2,723,052)	(3,148,249)	(1,036,137)	(726,744)
Cash flow from operating activities		4,254,012	4,076,325	3,050,040	3,358,126

Proceeds from sales of property, plant and equipment and intangible assets		66,714	90,963	34,604	54,746
Acquisitions of property, plant and equipment and intangible assets		(1,916,354)	(2,043,986)	(1,088,203)	(1,028,091)
Sale/(acquisition) of subsidiaries, net of cash acquired		(40,213)	3,559	57	3,837
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities		142,411	(909,224)	91,166	(109,548)
Net proceeds/(acquisitions) of other assets		1,734	-	1,115	-
Cash flow from/(used in) investing activities		(1,745,708)	(2,858,688)	(961,261)	(1,079,056)

Capital increases(reduction)/ in associates and subsidiaries		21,627	17,486	(2,066)	-
Capital increases/(reduction) in non-controlling interest		-	(1,297)	-	(1,297)
Proceeds from/(buybacks of) treasury shares		(1,831,123)	(367,327)	(774,602)	(291,104)
Acquisitions of non-controlling interest		(23)	(1,716,959)	-	(2,930)
Proceeds from borrowing		50,682	433,243	42,919	20,352
Repayments of borrowing		(91,413)	(507,841)	(42,243)	(444,535)
Cash net of finance costs other than interest		(1,650,121)	(1,093,764)	(810,909)	(547,677)
Payments of lease liabilities		(594,254)	(667,318)	(292,287)	(346,083)
Dividends and interest on capital paid		(8,691,998)	(97,556)	(2,080,560)	(85,957)
Cash flow from/(used in) financing activities		(12,786,623)	(4,001,333)	(3,959,748)	(1,699,231)

Net increase/(decrease) in cash and cash equivalents		(10,278,319)	(2,783,696)	(1,870,969)	579,839
Cash and cash equivalents at the beginning of the period		28,595,666	16,059,003	19,118,354	12,844,524
Effects of exchange rate fluctuations on cash and cash equivalents		(1,913,322)	879,127	(843,360)	730,071
Cash and cash equivalents at the end of the period		16,404,025	14,154,434	16,404,025	14,154,434

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

1.	CORPORATE INFORMATION

1.1 Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”) together with its subsidiaries (the “Group” or “Consolidated”), headquartered in São Paulo, São Paulo State, Brazil, has as its corporate purpose the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or through participation in other companies, as well as the advertising of both its own and of third party products, the sale of promotional and advertising materials, and the direct or indirect exploitation of bars, restaurants, snack bars and similar establishments, among others.

The Group’s main own brands are Brahma®, Skol®, Antarctica®, Original®, Quilmes®, Andes Origen®, Patricia®, Paceña®, Huari®, Pilsen®, Presidente®, Balboa®, Guaraná Antarctica® and Beats® among others. The main licensed brands by Anheuser-Busch InBev N.V. (“AB InBev”) to the Group are Budweiser®, Corona®, Spaten®, Stella Artois®, Beck’s®, Modelo®, Bud Light®, Busch® and Michelob Ultra® among others. In addition, the Company is one of the largest independent bottlers of PepsiCo in the world. The Group produces, sells and distributes in Brazil and in other countries in Latin America, products such as Pepsi®, H2OH! ®, Lipton IceTea® and the sports drink Gatorade® under a license from PepsiCo. The Group also has a licensing agreement with Red Bull® and other companies to distribute of its portifolio some sales channels and specific regions in Brazil and other markets.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”) exchange under the ticker “ABEV3” as well as on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively. The Company’s direct controlling shareholders are Interbrew International GmbH (“ITW International”), and AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of AB InBev.

1.2 Key operating countries

The Company operates its business across four reportable segments based on the geographical zones shown below:

Canada

Central America and Caribbean (CAC):
Includes the Company's operations in the Dominican Republic, Cuba, Guatemala, and Panama. The operations in Saint Vincent and the Grenadines, Antigua and Barbuda, Dominica and Barbados are held for sale, as disclosed in note 8- *Assets and liabilities held to sale*.

Brazil

Latin America South (LAS):
Includes the Company's operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

AMBEV S.A.

1.3 Major corporate events in the three-month period ended June 30, 2025

1.3.1 Distribution of dividends

In a meeting held on May 07, 2025, the Board of Directors approved the distribution of dividends in the amount of R$ 0.1280 per share of the Company, based on the balances available in the extraordinary balance sheet dated as of March 31, 2025, of which the amount corresponding to the profit recorded in the period from January 1st to March 31, 2025 will be allocated to the minimum mandatory dividends for the 2025 fiscal year and the remainder will be allocated to the special profit reserve constituted in previous fiscal years, without income tax withholding, pursuant to applicable law. The aforementioned payment was made on July 07, 2025.

1.3.2 Share buybacks program

On October 30, 2024, the Board of Directors approved a share buybacks program for the repurchase of shares issued by the Company up to a limit of 155,159,038 common shares with the primary purpose of cancelation, and the shares not canceled may be held in treasury, transferred and/or used to cover any share delivery requirements contemplated in the Company’s share-based compensation plans. The buyback program has been completed on June 25, 2025, with the acquisition of all shares covered by the program, at a total cost of R$1,930,815,421. The transactions was executed through the brokerage firm Santander Corretora de Câmbio e Valores Mobiliários S.A. and UBS Brasil CCTVM S.A..

1.3.3 Assets held for sale - SLU

On December 26, 2024, the Company's subsidiary, Cervecería Nacional Dominicana, S.A. ("CND"), and Koscab Holdings Limited ("Koscab") entered into an agreement ("Share Purchase Agreement") through which CND committed to transfer all the shares it holds in the holding company SLU Beverages LTD. ("SLU") to Koscab. The completion of the first two tranches of the operation became highly probable in June 2025. As a result, the assets and liabilities associated with SLU's operations were reclassified as assets held for sale and liabilities associated with assets held for sale in the consolidated interim financial statements for the period ended June 30, 2025, as disclosed in Note 8 - Assets and held for sale.

2.	BASIS OF PREPARATION AND PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements at June 30, 2025 have been prepared using the going concern basis of accounting and are being presented in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB®”).

The information does not meet all disclosure requirements for the presentation of full annual consolidated financial statements and are disclosed with relevant information and changes in the period, without the level of detail in certain accompanying notes previously disclosed, avoiding repetition which, in Management's view, provides sufficient understanding of the Company's equity position and performance during the interim period. Therefore, the consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2024, prepared in accordance with International Financial Reporting Standards (“IFRS®”) issued by the IASB®.

AMBEV S.A.

The following notes are not disclosed in the interim consolidated financial statements:

	Name of accompanying note in annual financial statements	Accompanying note
(a)	Payroll and related benefits	9
(b)	Additional information on cost of sales and operating expenses by nature	10
(c)	Earnings per share	12
(d)	Impairment of non-financial assets	16
(e)	Intangibles	17
(f)	Trade receivables	20
(g)	Employee benefits	24

In addition, the material accounting policies presented in the respective accompanying notes are not disclosed in these interim consolidated financial statements. The following notes are not in the same level of detail presented in the annual consolidated financial statements, for the year ended December 31, 2024:

	Name of accompanying note in annual financial statements	Accompanying note
(a)	Basis of preparation and presentation of the interim consolidated financial statements	2
(b)	Summary of material accounting policies	3
(c)	Use of estimates and judgments	4
(d)	Income tax and social contribution	13
(e)	Goodwill	15
(f)	Changes in equity	22
(g)	Interest-bearing loans and borrowing	23
(h)	Share-based payments	25
(i)	Provisions, contingent liabilities and contingent asset	27
(j)	Financial instruments and risks	28
(k)	Related parties	30

In preparing the interim consolidated financial statements, management uses judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets, liabilities, income and expenses. The relevant estimates and judgments are disclosed in note 4 - Use of estimates and judgments.

The interim consolidated financial statements relating to the period ended June 30, 2025 were approved by the Executive Board of Officers on July 30, 2025.

2.1 Functional and presentation currency

The functional and presentation currency of the Company interim consolidated financial statements is the Brazilian Real, which is the currency of its main economic operating environment. For presentation purposes, the interim consolidated financial statements are presented in thousands of Brazilian Reais (“R$”), unless otherwise indicated, and the balances are rounded to the nearest thousand.

AMBEV S.A.

2.1.1 Exchange rates

The most significant exchange rates used for the preparation of the Company’s interim consolidated financial statements are as follow:

			Closing rate		Average rate
					six-month period ended:
Currency	Name	Country	06/30/2025	12/31/2024	06/30/2025	06/30/2024

ARS	Argentinian Peso	Argentina	0.0046	0.0060	0.0052	0.0058
BBD	Barbadian Dollar	Barbados	2.6901	3.0525	2.8744	2.4767
BOB	Bolivian Peso	Bolivia	0.7841	0.8897	0.8378	0.7218
CAD	Canadian Dollar	Canada	3.9906	4.3037	4.1210	3.7058
CLP	Chilean Peso	Chile	0.0058	0.0062	0.0060	0.0054
GTQ	Quetzal	Guatemala	0.7059	0.8051	0.7580	0.6455
USD	US Dollar	Panamá and Cuba	5.4571	6.1923	5.8310	5.0241
PYG	Guarani	Paraguay	0.0007	0.0008	0.0007	0.0007
DOP	Dominican Peso	Dominican Republic	0.0908	0.1010	0.0954	0.0853
UYU	Uruguayan Peso	Uruguay	0.1380	0.1405	0.1366	0.1297

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

The accounting practices adopted by the Company are consistent for all the years and periods presented. There were no changes to the accounting policies or calculation methods used for the interim consolidated financial statements at June 30, 2025 compared to those used for the consolidated financial statements for the years ended December 31, 2024.

3.1 Recently issued IFRS

The following new and amended standards that came into effect in 2025 were not applicable to or did not have any material impact on these consolidated financial statements:

Standard	Highlights
IAS21 - The Effects of Changes in Foreign Exchange Rates	The implemented modifications foresee the application of a consistent approach when assessing whether one currency can be converted into another, along with new guidance regarding measurement and disclosure in contexts where the currency is not considered convertible.

The following are the main changes in accounting standards that, based on Management's assessment, may have an impact on the Company's disclosures in subsequent periods:

Standard	Issue Date	Highlights	Effective date
IFRS 18 - Presentation and Disclosure in Financial Statements	April 2024	The standard aims to address investor demands for more relevant and comparable information disclosed in the financial statements of entities. IFRS 18 introduces changes to the income statement with three new categories of revenues and expenses - operating, investing, and financing - two mandatory subtotals, and changes in the grouping of balances. Additionally, it requires disclosures in the notes regarding performance measures defined by management, changes in the statement of cash flows, and new presentation requirements for expenses by nature or function. The Company is currently in the process of evaluating the impacts of adopting this standard on consolidated financial statements.	Periods beginning on January 1, 2027

Beyond the above, the Company does not anticipate that any other standards or amendments to IFRS® standards or IFRIC® interpretations that have not yet come into force could have a material impact on the Group's financial statements. The Company has not opted for the early adoption of any standards.

AMBEV S.A.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of interim consolidated financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect both the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and significant judgment are based on past experience and on other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying amounts of assets and liabilities that cannot readily be determined based on other sources. The actual results achieved may differ from these estimates.

Such estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the results for the period during which they are realized, or for future periods.

The accounting policy which reflects significant estimates and judgments used in the preparation of these interim consolidated financial statements for the six-month period ended June 30, 2025 has not changed from those valid on December 31, 2024.

5.	CASH AND CASH EQUIVALENTS AND INVESTMENT SECURITIES

5.1 Cash and equivalents

	06/30/2025	12/31/2024

Cash	82,580	222,651
Current bank accounts	8,562,916	11,395,378
Short-term bank deposits (i)	7,758,529	16,977,637
Net cash and cash equivalents	16,404,025	28,595,666

(i) The balance refers mostly to Bank Deposit Certificates (“CDBs”), which have high liquidity, are readily convertible into known amounts of cash, and are subject to an insignificant risk of changes in value.

The cash and cash equivalents balance include the amount of R$5,469,634 at June 30, 2025 (R$8,038,817 in December 31, 2024), which is not freely remittable to the parent company due to remittance restrictions in Cuba and Argentina, and due to the unavailability of foreign currency in Bolivia, although it is available for use in the local operations of those subsidiaries.

5.2 Investment securities

	06/30/2025	12/31/2024

Financial assets at fair value through profit or loss	1,106,252	1,170,496
Investments in debt securities	14,301	71,505
Current assets	1,120,553	1,242,001

Investments in debt securities (i)	103,503	184,454
Non-current assets	103,503	184,454

Total	1,224,056	1,426,455

(i) The balance refers substantially to financial investments linked to tax incentives that are not immediately convertible into a known amount of cash.

AMBEV S.A.

6.	INVENTORIES

	06/30/2025	12/31/2024

Finished goods	4,423,255	3,903,163
Work in progress	642,050	738,987
Raw materials and consumables	5,060,986	5,622,197
Spare parts and others	921,948	996,505
Inventory in transit and prepayments	397,552	569,961
Impairment losses	(94,161)	(141,046)
	11,351,630	11,689,767

The changes in impairment losses on inventory are as follow:

	06/30/2025	12/31/2024
Balance at the end of the previous year	(141,046)	(142,447)
Effects of cumulative translation adjustments (CTA)	7,638	(16,699)
Provisions	(98,712)	(263,999)
Write-offs/reversal of provisions	134,141	282,099
Reclassified to assets held for sale (i)	3,818	-
Balance at the end of the period	(94,161)	(141,046)

(i) Effect related to the reclassification of SLU's asset balances to the line of assets held for sale, as note 8 - Assets and liabilities held for sale.

7.	RECOVERABLE TAXES
	06/30/2025	12/31/2024
Exclusion of ICMS from PIS/COFINS (i)	271,099	307,746
PIS/COFINS	170,906	134,570
ICMS	510,442	359,875
IPI	134,148	119,599
Income tax and social contributions	2,604,058	2,582,088
Other	45,876	78,397
Current	3,736,529	3,582,275

Exclusion of ICMS from PIS/COFINS (i)	6,998,751	6,790,088
PIS/COFINS	126,102	148,140
ICMS	348,418	378,226
Income tax and social contributions	2,335,108	2,922,517
Other	257,069	265,006
Non-current	10,065,448	10,503,977

Total	13,801,977	14,086,252

(i) Over the past few years, as previously disclosed, the Company has recognized PIS/COFINS credits arising from the exclusion of ICMS, including in the form of tax substitution, from the calculation bases of these contributions. These tax credits were recorded against the recoverable taxes in the balance sheet, in the PIS/COFINS – ICMS exclusion line, as shown in the table above. The amounts that have not yet been offset substantially refer to tax credits from Regime Especial de Tributação de Bebidas Frias (“REFRI”), for the period from 2009 to 2015, in relation to which the lawsuit is currently in the expert evaluation phase.

AMBEV S.A.

8.	ASSETS AND LIABILITIES HELD FOR SALE

As disclosed in Note 1 - Coporate Information, the Company's subsidiary, CND, and Koscab entered into a Share Purchase Agreement through which CND committed to transfer all shares it holds in SLU to Koscab, in exchange for the minimum estimated amount of US$186 million, equivalent to R$1,017 million, deferred in up to five tranches until 2028.

The SLU is the majority shareholder of Banks Holdings Limited, Saint Vincent Brewery Limited, Antigua Brewery Limited e Dominica Brewery & Beverages Limited, which are part of the reportable segment CAC.

In June 2025, after the completion of the main precedent conditions, the closing of the first two tranches became highly probable and was agreed to occur by July 31, 2025, date in which CND will transfer to Koscab 61.83% of the interest held by in SLU. In compliance with IFRS5 - Non-current Assets Held for Sale and Discontinued Operations, the assets and liabilities associated with SLU's operations were reclassified as held for sale in the period.

8.1 assets and liabilities held for sale

The relevant assets and liabilities are detailed in the tables below:

Assets	06/30/2025
Trade receivables and inventories	160,124
Property, plant and equipment and intangible assets	271,535
Goodwill	124,199
Other assets	135,833
Assets held for sale	691,691

Liabilities	06/30/2025
Trade payables and other liabilities	102,082
Dividends and interest on capital payables	33,174
Liabilities associated with assets held for sale	135,256

AMBEV S.A.

9.	INCOME TAX AND SOCIAL CONTRIBUTION

9.1 Deferred income tax and social contribution

The amounts of deferred income tax and social contribution for each type of temporary difference are as shown below:

	06/30/2025			12/31/2024
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	7,024	-	7,024	7,299	-	7,299
Intangibles	-	(1,912,959)	(1,912,959)	-	(2,141,921)	(2,141,921)
Employee benefits	849,329	-	849,329	971,593	-	971,593
Trade payables	3,414,862	(2,174)	3,412,688	3,880,182	-	3,880,182
Trade receivables	36,482	(6,200)	30,282	35,098	(6,676)	28,422
Derivative financial instruments	51,975	(24,594)	27,381	37,725	(246,083)	(208,358)
Interest-bearing loans and borrowings	10,174	-	10,174	8,817	-	8,817
Inventories	409,603	(96,350)	313,253	307,006	(205,882)	101,124
Property, plant and equipment	1,032,419	(2,116,376)	(1,083,957)	1,189,580	(2,459,042)	(1,269,462)
Withholding tax on undistributed profits and royalties	-	(2,441,013)	(2,441,013)	-	(2,254,977)	(2,254,977)
Investments in associates and joint ventures	-	(383,678)	(383,678)	-	(383,678)	(383,678)
Interest on capital	594,714	-	594,714	-	-	-
Tax losses carried forward (i)	4,118,990	-	4,118,990	3,849,724	-	3,849,724
Provisions	1,395,733	(2,445)	1,393,288	1,537,883	(4,542)	1,533,341
Complement of income tax of foreign subsidiaries due in Brazil	-	(80,582)	(80,582)	-	-	-
Impact of IFRS 16 (Leases)	3,085	(68,615)	(65,530)	-	(47,089)	(47,089)
Exclusion of ICMS from PIS/COFINS calculation basis	-	(82,550)	(82,550)	-	(121,590)	(121,590)
Other items	216,537	(260,731)	(44,194)	289,258	(558,726)	(269,468)
Gross deferred tax assets/(liabilities)	12,140,927	(7,478,267)	4,662,660	12,114,165	(8,430,206)	3,683,959
Netting by taxable entity	(3,258,762)	3,258,762	-	(3,422,495)	3,422,495	-
Net deferred tax assets/(liabilities)	8,882,165	(4,219,505)	4,662,660	8,691,670	(5,007,711)	3,683,959

(i) Historically, tax authorities have offset tax losses ex officio in administrative proceedings in which the Company and some of its subsidiaries are involved, resulting in an accumulated offset of R$268,602. This amount is included in the tax credits recognized under the line of tax losses carried forward. As of June 30, 2025, the amount remained unchanged since there were no new ex officio offsets during the period. The processes in question have a probability of a possible loss.

9.1.1 Realization of deferred taxes

At June 30, 2025, the deferred tax assets and liabilities expected to be utilized/settled, not related to tax losses, are: (i) to be realized until 12 months R$1,497,425; and (ii) to be realized after 12 months R$(953,755).

9.1.2 Net change in deferred taxes

The net change in deferred income tax and social contribution is as follows:

At December 31, 2024	3,683,959
Recognition of actuarial gains/(losses)	94
Investment hedges – put options granted on subsidiaries	(38,338)
Cash flow hedge – gains/(losses)	435,332
Gains/(losses) on cumulative translation adjustments [CTA]	555
Recognized in other comprehensive income	397,643
Recognized in the income statement	627,245
Changes recognized directly in the balance sheet	(46,187)
Recognized in deferred tax	(192,593)
Effects of the application of IAS 29 (hyperinflation)	(192,593)
Recognized in the other balance sheet group	146,406
At June 30, 2025	4,662,660

AMBEV S.A.

9.1.3 Deferred tax assets related to tax losses

Beyond the tax credits related to tax losses effectively recognized as part of the amounts disclosed above, there are other tax credits related to tax losses that were not recorded in the balance sheets due to their low expectations of realization, based on Management’s assessment. At June 30, 2025, the accumulated balance of these credits represented R$856,562 in taxable value (R$866,979 in December 31, 2024) equivalent to a taxable basis of R$3,261,137 in June 30, 2025 (R$3,310,110 in December 31, 2024).

9.2 Income tax and social contribution

The income taxes reported in the income statement are broken down as follows:

	six-month period ended:		Three-month period ended:
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Income tax expenses – current	(2,308,051)	(2,112,866)	(1,151,428)	(1,109,704)

Deferred tax expenses on temporary differences	357,979	926,473	219,863	554,551
Deferred tax on taxes loss carryforward movements in the current period	269,266	(464,646)	302,455	(424,721)
Total deferred tax (expenses)/income	627,245	461,827	522,318	129,830

Total income tax expenses	(1,680,806)	(1,651,039)	(629,110)	(979,874)

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized below:

	six-month period ended:		Three-month period ended:
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Profit before income tax	8,276,021	7,907,109	3,419,676	3,431,762
Adjustments to the taxable basis
Other non-taxable income	(330,312)	(253,909)	(167,700)	(123,286)
Government grants related to taxes on sales	(193,898)	-	(96,892)	-
Share of results of associates and joint ventures	2,738	35,022	5,457	31,452
Non-deductible expenses	305,269	34,800	64,652	27,885
Taxation on a universal basis and other adjustments related to foreign subsidiaries	4,993	(66,097)	70,225	(54,094)
	8,064,811	7,656,925	3,295,418	3,313,719
Aggregated weighted nominal tax rate	27.58%	29.37%	27.50%	28.38%
Taxes payable – nominal rate	(2,224,133)	(2,249,129)	(906,137)	(940,439)
Adjustments to tax expenses
Income tax incentives	108,140	324,271	64,506	75,732
Deductible interest on capital	594,714	511,038	272,071	225,925
Tax savings arising from the amortization of goodwill	1,793	1,793	897	897
Withholding income tax	(103,527)	(409,912)	(59,831)	(304,732)
Recognition/(write-off) of deferred charges on tax losses	(45,454)	(31,425)	(17,648)	(109,720)
Effects of the application of IAS 29 (hyperinflation)	(27,941)	57,516	(19,717)	5,224
Others with reduced taxation	15,602	144,810	36,749	67,240
Income tax and social contribution expense	(1,680,806)	(1,651,038)	(629,110)	(979,873)
Effective tax rate	20.31%	20.88%	18.40%	28.55%

The main events that impacted the effective tax rate for the period were:

•	Other non-taxable income: it refers mainly to the revenues arising from monetary updates (Selic) on tax credits.

•	Government grants related to taxes on sales: these represent regional incentives and economic development policies, primarily related to local production to generate economic and social impact. Before the advent of Federal Law No. 14,789/2023, those grants were not subject to income tax and social contribution. In this regarding, since August 2024 companies in the grouphave obtained favorable decisions, in effect since then, exempting them from collecting IRPJ and CSLL on amounts determined as government grants related to tax benefits deemed as ICMS presumed credits.

AMBEV S.A.

•	Non-deductible expenses: primarily refer to the additional costs incurred in acquiring foreign currency in certain jurisdictions where the Group operates, used for payments to some suppliers, as well as for the remittance of earnings to the parent companies.

•	Taxation on a universal basis and other adjustments related to foreign subsidiaries: the additional income taxes due in Brazil on the income of foreign-controlled entities, in accordance with Law No. 12,973/14. It also includes local permanent adjustments to foreign companies consolidated within the group, as well as the effects arising from some of these companies having a functional currency that differs from the currency used for tax calculations.

•	Income tax incentives: it refers to tax incentives related to income tax granted by the Brazilian Federal Government to promote regional development in certain areas of the North and Northeast of the country and to the PAT (“Programa de Alimentação do Trabalhador”). These incentives are recorded in the results on an accruals basis and allocated to fiscal incentives reserve, as per item (15.3.1) "Tax incentives" within note 15 – Changes in equity.

•	Withholding income tax: this balance is related to tax due on dividends to be distributed by subsidiaries located outside of Brazil under local tax legislation. The recorded amounts in 2025 are mainly related to withholding tax calculated on profits earned in 2025 and to exchange differences on deferred income tax related to the undistributed profits of subsidiaries.

•	Deductible interest on capital (“IOC”): under Brazilian law, companies have an option to remunerate their shareholders through the payment of IOC, which is deductible for income tax purposes. The amount of IOC is impacted by the taxable result, net income reserves of the Company and by the long-term interest rate (“TJLP”). These remunerations are deductible for income tax purposes.

•	Effects of the application of IAS 29 (hyperinflation): the Company’s subsidiary in Argentina operates in a hyperinflationary economy thus subject to the monetary correction of its non-financial assets and liabilities, its equity and its statement of income, which may impact the consolidated effective tax rate, implying variation between periods.

10.	PROPERTY, PLANT AND EQUIPMENT

	06/30/2025	12/31/2024
Property, plant and equipment	24,732,378	27,134,539
Right of use assets	2,746,453	3,035,655
	27,478,831	30,170,194

AMBEV S.A.

10.1 Changes in the carrying amount of property, plant, and equipment

									Carrying amount
	At December 31, 2023	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	At December 31, 2024	Acquisition cost	Depreciation
Land and buildings	9,236,261	635,379	1,165,836	38,174	(496,322)	(35,129)	585,647	11,129,846	17,204,820	(6,074,974)
Plant and equipment	10,788,846	743,990	1,238,477	720,451	(3,903,666)	(4,132)	2,971,323	12,555,289	49,135,917	(36,580,628)
Fixtures and accessories	1,091,672	62,277	95,292	75,467	(567,143)	(21,854)	192,129	927,840	7,882,785	(6,954,945)
Under construction	2,545,949	145,861	173,090	3,415,248	-	-	(3,758,584)	2,521,564	2,521,564	-
Total	23,662,728	1,587,507	2,672,695	4,249,340	(4,967,131)	(61,115)	(9,485)	27,134,539	76,745,086	(49,610,547)

										Carrying amount
	At December 31, 2024	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	Reclassified to assets held for sale (i)	At June 30, 2025	Acquisition cost	Depreciation
Land and buildings	11,129,846	(836,337)	238,464	2,392	(241,846)	(449)	203,013	(117,781)	10,377,302	16,343,280	(5,965,978)
Plant and equipment	12,555,289	(870,139)	228,290	160,288	(1,906,685)	(3,300)	1,123,106	(133,063)	11,153,786	46,766,224	(35,612,438)
Fixtures and accessories	927,840	(56,340)	12,147	4,584	(220,674)	(1,351)	195,518	(5,645)	856,079	7,426,707	(6,570,628)
Under construction	2,521,564	(134,758)	37,241	1,502,779	-	-	(1,572,891)	(8,724)	2,345,211	2,345,211	-
Total	27,134,539	(1,897,574)	516,142	1,670,043	(2,369,205)	(5,100)	(51,254)	(265,213)	24,732,378	72,881,422	(48,149,044)

(i) Effect related to the reclassification of SLU's asset balances to the line of assets held for sale, as note 8 - Assets and liabilities held for sale.

AMBEV S.A.

10.2 Changes in the carrying amount of right-of-use assets

									Carrying amount
	At December 31, 2023	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Additions	Depreciation	Write-offs	Transfers	At December 31, 2024	Acquisition cost	Depreciation
Buildings	1,172,266	102,809	4,152	449,236	(442,227)	(46,420)	(4,527)	1,235,289	3,474,376	(2,239,087)
Machinery, equipment and vehicles	1,709,257	42,094	920	796,867	(802,095)	(19,431)	(1,287)	1,726,325	4,124,273	(2,397,948)
Others	85,905	4,853	26,369	39,941	(75,813)	(7,214)	-	74,041	288,406	(214,365)
Total	2,967,428	149,756	31,441	1,286,044	(1,320,135)	(73,065)	(5,814)	3,035,655	7,887,055	(4,851,400)

									Carrying amount
	At December 31, 2024	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Additions	Depreciation	Write-offs	Reclassified to assets held for sale (i)	At June 30, 2025	Acquisition cost	Depreciation
Buildings	1,235,289	(55,076)	1,196	218,914	(243,615)	(2,403)	(383)	1,153,922	3,475,257	(2,321,335)
Machinery, equipment and vehicles	1,726,325	(21,002)	(186)	189,666	(368,561)	(15,854)	-	1,510,388	4,227,042	(2,716,654)
Others	74,041	(5,652)	2,156	42,842	(31,244)	-	-	82,143	256,994	(174,851)
Total	3,035,655	(81,730)	3,166	451,422	(643,420)	(18,257)	(383)	2,746,453	7,959,293	(5,212,840)

(i) Effect related to the reclassification of SLU's asset balances to the line of assets held for sale, as note 8 - Assets and liabilities held for sale.

AMBEV S.A.

11.	GOODWILL

	06/30/2025	12/31/2024

Balance at the end of the previous year	44,342,668	38,003,640
Effects of cumulative translation adjustments (CTA)	(3,090,020)	3,723,544
Effects of the application of IAS 29 (hyperinflation)	537,340	2,628,891
Acquisitions/(write-offs)	14,538	(13,407)
Reclassified to assets held for sale (i)	(124,199)	-
Balance at the end of the year	41,680,327	44,342,668

(i) Effect related to the reclassification of SLU's asset balances to the line of assets held for sale, as note 8 - Assets and liabilities held for sale.

Impairment testing

The impairment test is performed annually considering the most accurate estimates calculated by Management. The Company’s Management has not identified any relevant indications of impairment in the six-month period ended June 30, 2025.

12.	TRADE PAYABLES

	06/30/2025	12/31/2024

Trade payables	18,987,312	24,042,927
Related parties	896,000	1,180,595
Current	19,883,312	25,223,522

Trade payables	80,751	69,368
Related parties	239,572	258,338
Non-current	320,323	327,706

Total	20,203,635	25,551,228

The present value adjustment related to the obligations recorded in trade payables, at June 30, 2025 is R$218,885 million (R$210,694 million at December 31, 2024).

The subsidiaries in Argentina, Chile, and Panama have discount transactions for duplicates with endorsement (trade payables securitization) with vendors in the amount of R$68,910 million at June 30, 2025 (R$76,230 million at December 31, 2024). In general, the above-mentioned discount transactions occur as a result of legal impositions existing in these jurisdictions. These transactions maintain their commercial characteristics since there are no changes to the previously established conditions (amount, terms, and counterpart), and it is the vendor’s choice to anticipate its receivables, and therefore these transactions do not result in any additional obligations for the Company.

AMBEV S.A.

13.	INTEREST-BEARING LOANS AND BORROWING

	06/30/2025	12/31/2024

Secured bank loans	21,559	18,481
Other secured loans	152,975	145,150
Lease liabilities	926,044	1,112,760
Current liabilities	1,100,578	1,276,391

Secured bank loans	80,870	96,940
Other secured loans	218,364	227,089
Lease liabilities	1,757,952	1,852,308
Non-current liabilities	2,057,186	2,176,337

Total	3,157,764	3,452,728

Additional information regarding the exposure of the Company to interest rates, foreign currency risk and debt repayment schedule is disclosed in note 22 - Financial instruments and risks.

13.1 Contractual clauses (covenants)

At June 30, 2025, at December 31, 2024, and up to the date of issuance of these consolidated financial statements, no events of default, breaches of covenants, or significant contractual changes occurred that would result in changes to the payment terms of loan and financing agreements.

13.2 Leasing contracts regarding the term and discount rate (Brazil)

The Company estimated the discount rates based on the risk-free interest rates observable in the Brazilian market over the terms of its contracts, adjusted to its reality (i.e. the credit 'spreads'). These spreads are based on surveys conducted with financial institutions. The table below highlights the weighted average of the rates applied, considering the terms of the existing contracts:

Rate %
Lease Term	06/30/2025
2025 - 2029	11.49%
2030 - 2035	11.48%

14.	PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Company and its subsidiaries are involved in administrative and judicial proceedings and arbitrations arising from the normal course of business. The assessment of the likelihood of loss, carried out by the Company with the support of its legal advisors, considers the likelihood of the Company position being accepted at the end of the proceedings, considering the applicable legislation, the case law on the subject and the existing evidence. Due to their nature, these proceedings involve inherent uncertainties, including, but not limited to, decisions by courts and tribunals agreements between the parties involved and governmental actions and, as a result, Management cannot, at this stage, estimate the precise timing to conclude such proceedings.

14.1 Provisions

The lawsuits considered probable of loss are fully provisioned, under the terms of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, and have a tax, civil or labor nature. Cases are considered likelihood of loss when there is established or binding case law unfavorable to the position defended by the Company and its subsidiaries, or, in the case of factual or evidentiary disputes, when the Company and its subsidiaries do not have the necessary and sufficient evidence to prove the claimed right.

AMBEV S.A.

14.1.1 Main lawsuits with a probable likelihood of loss

Taxes on sales: in Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes, considered as probable likelihood of loss. Such proceedings include, among others, tax offsetting, appropriation of tax credits and alleged insufficient payment of the respective taxes.

Labor: the Company and its subsidiaries are parties to labor lawsuits considered likely to result in loss, involving former employees, including those from outsourced service providers. The main issues involve overtime and related effects and respective charges.

Civil: the Company and its subsidiaries are involved in civil proceedings considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits was filed by former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts with the Company.

Other taxes: refer to provisions for lawsuits concerning taxes unrelated to sales or income taxation. The uncertain tax treatments related to income taxes with a prognosis of probable loss have their value reported directly in the income tax and social contribution payable line, as per IFRIC 23 - Uncertainty on the Treatment of Income Taxes.

14.1.2 Provisions changes

	Tax on sales	Labor	Civil	Other taxes	Restructuring	Total

Balance at December 31, 2023	282,172	149,937	340,177	202,447	3,270	978,003
CTA effect	-	1,285	305	12,416	654	14,660
Constituted provisions	148,661	294,740	144,887	39,769	24,754	652,811
Consumed provisions	(33,554)	(205,810)	(89,949)	(19,695)	(24,106)	(373,114)
Reversed provisions	(71,373)	(45,042)	(23,399)	(20,731)	-	(160,545)
Balance at December 31, 2024	325,906	195,110	372,021	214,206	4,572	1,111,815
CTA effect	-	(1,397)	(2,662)	(7,174)	(335)	(11,568)
Constituted provisions	112,084	108,228	47,138	27,460	14,135	309,045
Consumed provisions	(23,290)	(72,593)	(105,514)	(7,820)	(14,045)	(223,262)
Reversed provisions	(21,632)	(28,481)	(108,691)	(12,167)	-	(170,971)
Balance at June 30, 2025	393,068	200,867	202,292	214,505	4,327	1,015,059

14.1.3 Expected settlement of provisions

	06/30/2025			12/31/2024
	Current	Non-current	Total	Current	Non-current	Total
Tax on sales	252,506	140,562	393,068	158,717	167,189	325,906
Labor	62,051	138,816	200,867	55,700	139,410	195,110
Civil	166,740	35,552	202,292	188,357	183,664	372,021
Other taxes	50,789	163,716	214,505	33,565	180,641	214,206
Total provision for disputes and litigation	532,086	478,646	1,010,732	436,339	670,904	1,107,243
Restructuring	4,327	-	4,327	4,572	-	4,572
Total provisions	536,413	478,646	1,015,059	440,911	670,904	1,111,815

The expected settlement of provisions was based on Management’s best estimate, in line with their internal and external legal advisors’ assessments, at the consolidated balance sheet date.

AMBEV S.A.

14.2 Contingencies

The Company and its subsidiaries maintain administrative and judicial disputes with fiscal authorities in Brazil related to certain tax positions adopted when calculating the income tax and social contribution, which, based on Management’s current evaluation, probably are going to be accepted in superior court decisions of last instance, considering the regular compliance with tax laws, case law, and evidence produced, in line with IFRIC 23 - Uncertainty over Income Tax Treatments. The Group is also part on tax proceedings related to other taxes, which involve possible loss risk, according to Management's assessment. To these uncertain tax treatments and possible contingencies there are no constituted provision, due to the prognosis assessment carried out. Such proceedings represent the following estimates.

	06/30/2025	12/31/2024

Income tax and social contribution	69,758,784	65,174,567
Value-added and excise duties	28,160,430	28,139,743
PIS and COFINS	1,795,420	2,032,464
Others	2,636,262	2,552,048
	102,350,896	97,898,822

Contingencies with a remote risk of loss are not disclosed, as the possibility of any settlement is remote, in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

The Company and its subsidiaries have guarantee-insurance bonds and letters of guarantee for some legal proceedings, presented as guarantees on civil, labor and tax lawsuits.

14.2.1 Main contingencies with a possible risk of loss

The changes in the amount of contingencies reported relate mainly to the increase resulting from monetary restatement. In addition, the main process classified with a possible loss probability, which relevant changed until June 30, 2025, are summarized in the table below, along with their respective estimated values involved in the cases.

	Uncertainty over the treatment of income taxes In accordance with IFRIC 23 (note 9.1 - Income tax and social contribution)	Estimates (in million of Brazilian Reais)
#	Description of the main processes	06/30/2025	12/31/2024
1

Disallowance of tax paid abroad

Since 2014, the Company has been receiving tax assessments, relating to calendar years from 2007 onwards, which disallow the use of foreign tax credits relating to income tax paid abroad by its controlled companies. The Company is challenging these assessments in the administrative and judicial courts. In November 2019, a final favorable decision was issued by the Administrative Council of Tax Appeals (“CARF”) canceling the assessment regarding one of the cases, covering the calendar year 2010. For cases involving calendar years 2015 and 2016, the Company received unfavorable decisions, in the administrative level, in three out of four cases. The Company filed a lawsuit to discuss the matter and awaits a decision by the first-instance judicial court. In July 2024, the Lower Administrative Court rendered a favorable decision to the Company in one case related to the 2012 calendar year (approximately R$1.4 billion). The Company awaits the notification of the decision in order to assess, together with its external advisors, any potential impacts on the likelihood of loss of this portion of the contingency. In January 2025, the Company received new assessments related to the 2019 calendar year and submitted administrative defenses, which are pending judgment. The other cases are still awaiting final decisions at both administrative and judicial courts.

In connection with the disallowance of tax paid abroad, the RFB filed additional tax assessments to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. The Company has received tax assessments charging such fines for the calendar years 2015 to 2019. For the tax assessments related to the periods of 2016, 2018 and 2019, Ambev received unfavorable decisions from the first-level administrative court and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In August 2024, for the tax assessments related to the periods of 2015 and 2017, Ambev received an unfavorable decision by the Lower Administrative Court for the case related to the calendar year of 2015, against which it filed an appeal to the Upper Administrative Court, and a favorable decision for the case related to the calendar year of 2017, which is not final and appealed by the tax authorities.

The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23 - Uncertainty over Income Tax Treatments, is approximately R$18.2 billion as of June 30, 2025 (R$15.9 billion as of December 31, 2024), and, due to the assessment of the likelihood of loss, no provision was made in the period. This uncertain tax treatment, according to IFRIC, regarding income tax credits paid abroad, continued to be applied by the Company and impacted subsequent calendar years to those assessed (2018, 2020-2024). If new questions arise in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these potential new discussions would be consistent with the periods already assessed.

		18,232	15,932

AMBEV S.A.

	Indirect taxes	Estimates (in million of Brazilian Reais)
#	Description of the main process	06/30/2025	12/31/2024
1

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels. In February 2025, the Supreme Court rendered its judgment on Topic 816, establishing a limit of 20% for late payment fines. This decision is applicable to certain cases under consideration and represents a reclassification of potential loss from possible to remote, amounting to 0.8 billion reais. A Company estimates that the total updated amount of possible risk involved in the processes related to this matter, as of June 30, 2025, is approximately R$11.3 billion (R$12 billion on December 31st, 2024).

		11,334	11,966

14.2.2 Tax Proceeding Initiated by the Group

The Company is also a party on other tax proceedings in which it is the plaintiff and discusses the possibility of recovering or avoiding the payment of taxes that, in the Administration's view, lack constitutional and/or legal support for their enforcement. As disclosed on the accounting policy, the Company does not recognize contingent assets in its financial statements. If the inflow of economic benefits becomes probable, based on a forecast assessment conducted by external legal advisors in conjunction with the internal assessment of the Administration, the Company discloses the contingent asset. When the inflow of economic benefits becomes virtually certain, such as when a final judgment is rendered in the case and the gain can be reliably estimated, the asset is no longer contingent, and the Company recognizes it in the financial statements in period in which the estimate has changes.

The contingent assets with relevant changed until June 30, 2025, are summarized in the table below.

Contingent assets
#	Description of the main processes
1

Cerbuco Brewing Inc. arbitration

Cerbuco Brewing Inc. (“Cerbuco”), a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to a potential breach of certain obligations in connection with the joint venture. On 24 October 2024, the ICC released an arbitration award partially favorable to Cerbuco. The decision is final and the second phase of the arbitration for quantification of damages is ongoing. In May 2025, Cerbuco was notified of an annulment action filed by Coralsa (its partner in the joint venture) in Paris, against the arbitral award. The proceedings are ongoing, and no decision has been rendered in the case to date. The outcome of both proceedings which may trigger other actions, including reevaluating IFRS 10 - Consolidated Financial Statements application.

AMBEV S.A.

15.	CHANGES IN EQUITY

15.1 Issued capital

At June 30, 2025, the authorized issued capital, fully subscribed and paid in amounting to R$58,275,696 (R$58,226,036 in June 30, 2024) was composed of 15,761,639 common shares (15,757,657 in June 30, 2024), book entry, nominative, without nominal value, distributed as follows:

	06/30/2025		06/30/2024
Shareholder	Thousands of common shares	%	Thousands of common shares	%
Interbrew International GmbH	8,441,666	53.56%	8,441,665	53.57%
Ambrew S.A.R.L.	1,287,700	8.17%	1,287,671	8.17%
Fundação Zerrenner	1,609,987	10.21%	1,609,987	10.22%
Market (free float)	4,252,857	26.98%	4,386,859	27.84%
Treasury shares	169,429	1.07%	31,475	0.20%
	15,761,639	100.00%	15,757,657	100.00%

	06/30/2025		06/30/2024
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Opening balance	15,757,657	58,226,036	15,753,833	58,177,929
Capital increase (i)	3,982	49,660	3,824	48,107
Balance at the end of the period	15,761,639	58,275,696	15,757,657	58,226,036

(i) Capital increase related to the issue of shares, under Company’s share-based payment programs.

15.2 Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
Balance at January 1, 2024	(1,011,949)	53,662,811	700,898	2,127,804	55,479,564
Gains/(losses) of controlling interest	-	-	-	1,958	1,958
Share buybacks, results from treasury shares, and share-based payments	(328,202)	-	-	127,142	(201,060)
Balance at June 30, 2024	(1,340,151)	53,662,811	700,898	2,256,904	55,280,462

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
Balance at January 1, 2025	(1,332,743)	53,662,811	700,898	2,305,444	55,336,410
Share buybacks, results from treasury shares, and share-based payments	(1,740,750)	-	-	72,094	(1,668,656)
Balance at June 30, 2025	(3,073,493)	53,662,811	700,898	2,377,538	53,667,754

AMBEV S.A.

15.2.1 Share buyback and treasury shares results

Treasury shares represent the Company’s own issued shares which have been reacquired by the Company, and the results of treasury shares relate to gains and losses on share-based payment transactions and others. The changes in treasury shares are as follow:

	Acquisition/(realization of shares)		Results from treasury shares	Total treasury shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
Balance at January 1, 2024	4,384	(63,095)	(948,854)	(1,011,949)
Changes during the year	27,091	(325,274)	(2,928)	(328,202)
Balance at June 30, 2024	31,475	(388,369)	(951,782)	(1,340,151)

	Acquisition/(realization of shares)		Results from treasury shares	Total treasury shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
Balance at January 1, 2025	29,807	(365,626)	(967,117)	(1,332,743)
Changes during the year	139,622	(1,746,830)	6,080	(1,740,750)
Balance at June 30, 2025	169,429	(2,112,456)	(961,037)	(3,073,493)

15.2.2 Share-based payment

Different share-based payment programs allow the Group’s senior Management to acquire shares in the Company (note 21 – Share-based payments). The share-based payment reserve recorded a charge of R$206,107 on June 30, 2025 (R$187,704 at June 30, 2024).

15.3 Net income reserves

	Profit reserves
	Investment reserve	Legal reserve	Fiscal incentives	Total
Balance at January 1, 2024	25,786,098	4,456	17,399,286	43,189,840
Balance at June 30, 2024	25,786,098	4,456	17,399,286	43,189,840

	Profit reserves
	Investment reserve	Legal reserve	Fiscal incentives	Total
Balance at January 1, 2025	36,125,152	4,456	17,507,411	53,637,019
Dividends	(496,600)	-	-	(496,600)
Balance at June 30, 2025	35,628,552	4,456	17,507,411	53,140,419

There was no change in profit reserves in the second quarter of 2024 and of 2025.

15.3.1 Tax incentives

The tax incentives recognized by the Company in its net equity, in the profit reserves account, relate to industrial development programs that aim at the fostering of employment generation, increasing of regional decentralization, in addition to complementing and diversifying the industrial bases of some regions and states in Brazil. In these states, the grace periods and terms are set out in normative acts issued by the respective states, and when there are conditions for obtaining these grants, they are under the Company’s control. The tax treatment of states incentives complies with the provisions of current federal, state and municipal legislation, in particular Complementary Federal Law No. 160/2017 and by Convênio CONFAZ No. 190/2017. With the revocation of Article 30 of Federal Law No. 12,973/14 by Federal Law No. 14,789/23, the State tax incentives under the nature of presumed ICMS credits ceased to be allocated to the tax incentive reserve, starting from 2024. The other federal and state tax incentives continue to be recognized as reserve.

AMBEV S.A.

15.3.2 Interest on capital/dividends

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors’ Meeting	02/25/2025	Dividends	04/04/2025	2025	ON	0.1276	1,997,499
Board of Directors’ Meeting	7/5/2025	Dividends	07/07/2025	2025	ON	0.1280	2,000,739
							3,998,238

Distribution dividends–February/2025 resolution: on meeting held on February 25, 2025, the Board of Directors approved the distribution of dividends at a rate of R$0.1276 per share of the Company, based on the available balances in the balance sheet of January 31, 2025, which were treated as part of the mandatory minimum dividends for the 2025 fiscal year and the remainder was allocated to the Investments Reserve constituted in previous fiscal years. The payment of dividends was made on April 04, 2025.

Distribution dividends–May/2025 resolution: on meeting held on May 07, 2025, the Board of Directors approved the distribution of dividends at a rate of R$0.1280 per share of the Company, based on the available balances in the balance sheet of March 31, 2025, which were treated as part of the mandatory minimum dividends for the 2025 The payment of dividends was made on July 07, 2025.

AMBEV S.A.

15.4 Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Gains/(losses) of non-controlling interest’s share	Other movements	Business combination	Accounting adjustments for transactions between shareholders	Total
Balance at January 1, 2024	(2,458,382)	697,825	(678,235)	(81,172)	(64,503)	156,091	(75,449,667)	(77,878,043)
Comprehensive income:
Gains/(losses) on cumulative translation adjustments [CTA]	5,112,045	-	-	-	-	-	-	5,112,045
Cash flow hedges	-	244,864	-	-	-	-	-	244,864
Actuarial gains/(losses)	-	-	888	-	-	-	-	888
Total comprehensive income	5,112,045	244,864	888	-	-	-	-	5,357,797
Gains/(losses) of controlling interest	385,670	(578)	(1,174)	128,467	-	-	-	512,385
Taxes on deemed dividends	-	-	-	-	(7,089)	-	-	(7,089)
Balance at June 30, 2024	3,039,333	942,111	(678,521)	47,295	(71,592)	156,091	(75,449,667)	(72,014,950)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Gains/(losses) of non-controlling interest’s share	Other movements	Business combination	Accounting adjustments for transactions between shareholders	Total
Balance at January 1, 2025	6,121,951	1,248,882	(602,521)	74,007	(94,246)	156,091	(75,461,490)	(68,557,326)
Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	(7,030,017)	-	-	-	-	-	-	(7,030,017)
Cash flow hedges	-	(1,346,338)	-	-	-	-	-	(1,346,338)
Actuarial gains/(losses)	-	-	(1,000)	-	-	-	-	(1,000)
Total comprehensive income	(7,030,017)	(1,346,338)	(1,000)	-	-	-	-	(8,377,355)
Gains/(losses) of controlling interest	-	-	-	1,825	-	-	-	1,825
Taxes on deemed dividends	-	-	-	-	(4,196)	-	-	(4,196)
Balance at June 30, 2025	(908,066)	(97,456)	(603,521)	75,832	(98,442)	156,091	(75,461,490)	(76,937,052)

AMBEV S.A.

16.	SEGMENT REPORTING

(a)	Reportable segments six-month period ended on June 30,:
	Brazil		CAC		Latin America – South		Canada		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Net sales	23,276,147	22,927,426	5,441,498	4,894,691	8,831,284	8,010,571	5,038,643	4,487,824	42,587,572	40,320,512
Cost of sales	(11,588,020)	(11,604,180)	(2,502,219)	(2,304,286)	(4,777,639)	(4,277,792)	(2,123,977)	(1,932,716)	(20,991,855)	(20,118,974)
Gross profit	11,688,127	11,323,246	2,939,279	2,590,405	4,053,645	3,732,779	2,914,666	2,555,108	21,595,717	20,201,538
Distribution expenses	(3,031,349)	(3,129,226)	(444,846)	(426,021)	(1,128,412)	(1,052,159)	(852,435)	(834,082)	(5,457,042)	(5,441,488)
Sales and marketing expenses	(2,404,919)	(2,407,814)	(382,630)	(357,809)	(873,188)	(864,844)	(582,096)	(465,204)	(4,242,833)	(4,095,671)
Administrative expenses	(1,819,957)	(1,802,274)	(237,761)	(214,251)	(485,450)	(434,355)	(372,026)	(332,518)	(2,915,194)	(2,783,398)
Other operating income/(expenses)	1,175,584	1,105,611	(2,900)	6,171	16,382	(7,589)	11,987	8,420	1,201,053	1,112,613
Exceptional items	(17,299)	(6,837)	(4,824)	(4,160)	(34,397)	(4,791)	(16,055)	(13,508)	(72,575)	(29,296)
Income from operations	5,590,187	5,082,706	1,866,318	1,594,335	1,548,580	1,369,041	1,104,041	918,216	10,109,126	8,964,298
Net financial results									(1,830,367)	(1,022,167)
Share of results of associates and joint ventures									(2,738)	(35,022)
Income before income tax									8,276,021	7,907,109
Income tax expenses									(1,680,806)	(1,651,039)
Net income									6,595,215	6,256,070

Acquisitions of property, plant and equipment	1,402,121	1,289,070	188,337	247,124	233,738	404,022	92,158	103,770	1,916,354	2,043,986

AMBEV S.A.

(continued)

	Brazil		CAC		Latin America – South		Canada		Consolidated
	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024

Segment assets	57,398,142	57,775,680	15,093,285	16,742,086	23,273,536	28,247,805	17,555,959	18,394,281	113,320,922	121,159,852
Inter-segment eliminations									(3,351,641)	(4,607,706)
Non-segmented assets (i)									32,188,262	45,955,803
Total assets									142,157,543	162,507,949

Segment liabilities	25,407,205	34,429,339	5,695,605	6,814,181	5,233,053	9,146,093	4,554,521	4,976,576	40,890,384	55,366,189
Inter-segment eliminations									(3,351,632)	(4,607,698)
Non-segmented liabilities (i)									104,618,791	111,749,458
Total liabilities									142,157,543	162,507,949

(i) The balance of non-segmented assets relate refers mainly to cash and cash equivalents, taxes and investments. The balance of non-segmented liabilities refers mainly to equity, taxes and derivatives.

Non-current assets attributed to Brazil (country of domicile of the Company) and to Canada amounted to R$44,501,839 and R$14,782,864, respectively at June 30, 2025 (R$44,725,285 and R$16,131,204, respectively, at December 31, 2024). The net revenue attributable to the Company's operations in Argentina amounted to R$4,394,929 in the six-month period ended June 30, 2025 (R$4,700,052 as of June 30, 2024), and the segmented non-current assets related to the same country totaled R$10,756,346 for the same period ended June 30, 2025 (R$12,576,758 as of December 31, 2024).

AMBEV S.A.

(b)	Reportable segments – three-month period ended on June 30,:

	Brazil		CAC		Latin America – South		Canada		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Net sales	11,020,777	11,215,508	2,784,574	2,579,989	3,295,172	3,608,650	2,989,671	2,640,068	20,090,194	20,044,215
Cost of sales	(5,596,371)	(5,654,302)	(1,244,640)	(1,216,596)	(1,943,746)	(2,086,939)	(1,261,366)	(1,102,143)	(10,046,123)	(10,059,980)
Gross profit	5,424,406	5,561,206	1,539,934	1,363,393	1,351,426	1,521,711	1,728,305	1,537,925	10,044,071	9,984,235
Distribution expenses	(1,452,275)	(1,513,462)	(221,114)	(225,692)	(456,678)	(559,285)	(450,280)	(452,039)	(2,580,347)	(2,750,478)
Sales and marketing expenses	(1,273,405)	(1,301,291)	(193,938)	(188,869)	(375,472)	(464,506)	(330,091)	(256,481)	(2,172,906)	(2,211,147)
Administrative expenses	(908,143)	(980,634)	(124,208)	(119,737)	(214,674)	(203,709)	(179,322)	(146,950)	(1,426,347)	(1,451,030)
Other operating income/(expenses)	590,325	517,106	(11,478)	802	4,557	929	2,451	747	585,855	519,584
Exceptional items	(7,598)	(2,028)	(2,311)	(3,339)	(25,244)	(3,155)	(16,055)	(3,205)	(51,208)	(11,727)
Income from operations	2,373,310	2,280,897	986,885	826,558	283,915	291,985	755,008	679,997	4,399,118	4,079,437
Net financial results									(973,985)	(616,223)
Share of results of associates and joint ventures									(5,457)	(31,452)
Income before income tax									3,419,676	3,431,762
Income tax expenses									(629,110)	(979,874)
Net income									2,790,566	2,451,888

The net revenue attributable to the Company's operations in Argentine amount to R$1,377,488 billion in the three-month period ended June 30, 2025 (R$2,142,509 billion in the three-month period ended June 30, 2024).

AMBEV S.A.

(c)	Additional information – by business unit – six and three-month periods ended on June 30,:

	Six-month period ended June 30:						Three-month period ended June 30:
	Brazil						Brazil
	Beer		NAB		Total		Beer		NAB		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Net sales	18,990,371	18,998,921	4,285,776	3,928,505	23,276,147	22,927,426	8,989,614	9,311,412	2,031,163	1,904,096	11,020,777	11,215,508
Cost of sales	(9,120,785)	(9,427,629)	(2,467,235)	(2,176,551)	(11,588,020)	(11,604,180)	(4,413,494)	(4,615,153)	(1,182,877)	(1,039,149)	(5,596,371)	(5,654,302)
Gross profit	9,869,586	9,571,292	1,818,541	1,751,954	11,688,127	11,323,246	4,576,120	4,696,259	848,286	864,947	5,424,406	5,561,206
Distribution expenses	(2,360,410)	(2,531,669)	(670,939)	(597,557)	(3,031,349)	(3,129,226)	(1,138,921)	(1,235,661)	(313,354)	(277,801)	(1,452,275)	(1,513,462)
Sales and marketing expenses	(2,188,943)	(2,171,366)	(215,976)	(236,448)	(2,404,919)	(2,407,814)	(1,157,287)	(1,176,806)	(116,118)	(124,485)	(1,273,405)	(1,301,291)
Administrative expenses	(1,593,956)	(1,566,929)	(226,001)	(235,345)	(1,819,957)	(1,802,274)	(794,596)	(857,406)	(113,547)	(123,228)	(908,143)	(980,634)
Other operating income/(expenses)	920,614	897,452	254,970	208,159	1,175,584	1,105,611	459,781	422,397	130,544	94,709	590,325	517,106
Exceptional items	(17,299)	(6,837)	-	-	(17,299)	(6,837)	(7,598)	(2,028)	-	-	(7,598)	(2,028)
Income from operations	4,629,592	4,191,943	960,595	890,763	5,590,187	5,082,706	1,937,499	1,846,755	435,811	434,142	2,373,310	2,280,897
Net financial results					(972,154)	(696,131)					(469,695)	(244,958)
Share of results of associates and joint ventures					(2,771)	(33,901)					(5,457)	(30,500)
Income before income tax					4,615,262	4,352,674					1,898,158	2,005,439
Income tax expenses					(290,019)	(315,576)					(93,000)	(397,039)
Net income					4,325,243	4,037,098					1,805,158	1,608,400

AMBEV S.A.

17.	NET SALES

In compliance with Brazilian Federal Law No 6,404/76, Company discloses the reconciliation between gross and net sales presented in the consolidated income statement. The revenue figures for each operational segment are disclosed in note 16 – Segment reporting.

	six-month period ended:		Three-month period ended:
	06/30/2025	06/30/2024	06/30/2025	06/30/2024

Gross sales	63,301,087	60,305,095	29,647,661	29,950,562
Excise duty	(13,187,360)	(12,446,232)	(6,247,115)	(6,213,590)
Discounts	(7,526,155)	(7,538,351)	(3,310,352)	(3,692,757)
Total	42,587,572	40,320,512	20,090,194	20,044,215

At June 30, 2025 the Company recognized R$735,523 in tax incentives (R$674,223 at June 30, 2024). These are government grants in the nature of effective tax collection, which were recognized in the operating net revenue.

Additionally, in the three-month period ended June 30, 2025, are recognized R$351,479 (R$368,083 in the three-month period ended June 30, 2024) under the same nature and accounting classification.

18.	OTHER OPERATING INCOME/(EXPENSES)

	six-month period ended:		Three-month period ended:
	06/30/2025	06/30/2024	06/30/2025	06/30/2024

Government grants and gains on subsidies loans	873,196	821,678	416,571	436,065
(Additions to)/reversals of provisions	(74,772)	(11,901)	(7,751)	(5,809)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and the operations of associates	62,078	41,889	29,488	21,206
Other operating income/(expenses), net	340,551	260,947	147,547	68,122
Total	1,201,053	1,112,613	585,855	519,584

19.	EXCEPTIONAL ITEMS

	six-month period ended:		Three-month period ended:
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Restructuring (i)	(72,405)	(28,970)	(51,038)	(11,401)
Effects of the application of IAS 29 (hyperinflation)	(170)	(326)	(170)	(326)
Total	(72,575)	(29,296)	(51,208)	(11,727)

(i) The restructuring expenses primarily relate to organizational alignments as a result of operational improvements, sizing and digitalization efforts of the Group.

AMBEV S.A.

20.	FINANCIAL RESULTS

	six-month period ended:		Three-month period ended:
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Finance income
Income from cash and cash equivalents	591,566	729,736	249,477	345,352
Income from debt securities	80,568	37,810	45,649	28,286
Income from other receivables (i)	389,506	333,415	202,327	141,723
Other finance income	282,473	29,520	163,112	15,370
Total finance income	1,344,113	1,130,481	660,565	530,731

Finance expenses
Interest on accounts payable present value adjustment	(545,470)	(614,493)	(273,316)	(282,353)
Interest on bank debts and tax incentives	(87,602)	(93,227)	(43,320)	(46,267)
Interest on provisions for disputes and litigation	(87,911)	(94,046)	(35,604)	(49,668)
Interest on leases	(121,559)	(78,738)	(63,685)	(40,646)
Interest on pension plans	(55,226)	(53,514)	(27,405)	(27,004)
Other interest expenses (ii)	(256,445)	(261,212)	(124,567)	(128,864)
Losses on hedging instruments (iii)	(554,679)	(343,139)	(276,288)	(147,957)
Taxes on financial transactions	(119,809)	(100,876)	(50,829)	(45,584)
Bank guarantee expenses and surety bond premiums	(170,407)	(116,621)	(101,231)	(59,280)
Other finance expenses (iv)	(133,759)	(161,679)	(82,420)	(77,453)
Total finance expenses	(2,132,867)	(1,917,545)	(1,078,665)	(905,076)

Effects of the application of IAS 29 (hyperinflation)	(26,227)	(144,205)	(28,420)	(184,921)
Exchange differences, net	(1,015,386)	(90,898)	(527,465)	(56,957)
Other net financial results	(1,041,613)	(235,103)	(555,885)	(241,878)

Net financial results	(1,830,367)	(1,022,167)	(973,985)	(616,223)

(i) Refers mainly to the monetary updates to taxes to be recovered.

(ii) Includes, among others, interest related to the financing of tax payments, under the 2017 Special Tax Regularization Program (“PERT”).

(iii) Refers to the forward element, which can be separated and excluded from the designation of a financial instrument as a hedge instrument, according to IFRS 9- Financial Instruments.

(iv) In some jurisdictions where the Group operates, there are additional costs for acquiring foreign currency, used for payments to some suppliers, as well as for the remittance of earnings to the parent companies.

Interest expenses are presented net of the effects of derivative financial instruments hedging the Company’s interest rate risk (see also note 22- Financial instruments and risks).

21.	SHARE-BASED PAYMENTS

Currently, the Company has two plans for share-based payment programs: (i) the Stock Option Plan, approved at the Extraordinary General Meeting of July 30, 2013 (the “Stock Option Plan”); and (ii) the Share-based Plan approved at the Extraordinary General Meeting of April 29, 2016, as amended at the Extraordinary General Meeting of April 24, 2020 (“Share-Based Plan”). Each plan may periodically issue different stock options, restricted stock units (RSUs) and performance stock units (PSUs) programs. These programs allow the Group employees and senior Management members nominated by the Board of Directors and People Committee to acquire, through the exercise of stock options, or receive shares in the Company.

AMBEV S.A.

21.1 Share-Based Plan

During the six-month period, the Company granted 15,146 thousand restricted and performance shares under the Share-Based Plan (6,787 thousand in June 30, 2024), representing a fair value of approximately R$185,063 in June 30, 2025 (R$85,384 in June 30, 2024).

The total number of shares granted to employees under the Share-Based Plan, and which will be delivered in the future based on the fulfilment of certain conditions, is set out below:

Restricted and performance stock units

Thousand restricted shares	06/30/2025	06/30/2024

Restricted and performance stocks outstanding at January	120,417	118,996
New restricted and performance stocks during the period	15,146	6,787
Restricted and performance stocks vested during the period	(10,692)	(3,923)
Restricted and performance stocks forfeited during the period	(4,184)	(2,490)
Restricted and performance stocks outstanding at the end of the period	120,687	119,370

21.2 Options Plan

Stock options have not neither been granted nor exercised during the periods ended on June 30, 2025, and June 30, 2024. The total number of outstanding stock options is as follows:

Thousand options	06/30/2025	06/30/2024

Options outstanding at January 1	72,466	87,961
Options forfeited during the period	(937)	(1,082)
Options outstanding at the end of the period	71,529	86,879

In June 30, 2025the exercise prices of the outstanding options range from R$16.34 (R$15.95 at June 30, 2024) to R$22.40 (R$32.91 at June 30, 2024), and the remaining exercise period for these options is up to 53.00 months. Of the 71,529 thousand outstanding options (86,879 thousand at June 30, 2024), 71,529 thousand options were vested in June 30, 2025 (68,977 thousand in June 30, 2024).

The weighted average exercise price of the options is as follows:

In R$ per share	06/30/2025	06/30/2024

Options outstanding on January 1	18.26	18.86
Options forfeited during the period	18.23	18.13
Options outstanding at the end of the period	19.44	18.87
Options exercisable at the end of the period	19.44	19.08

The Company carries out periodic share buybacks when necessary to meet the need for shares to be delivered under the above Plans.

21.3 Expenses related to share-based payments

The share-based payments transactions described above generated an expense of R$208,730 on June 30, 2025 (R$187,706 on June 30, 2024), which was recorded under administrative expenses.

AMBEV S.A.

22.	FINANCIAL INSTRUMENTS AND RISKS

22.1 Categories of financial instruments

The financial instruments held by the Company and its subsidiaries are managed through operational strategies and internal controls to assure liquidity, profitability, and transaction security. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposure that Management intends to cover (including foreign exchange, and interest rate risk, among others).

The table below shows the consolidated financial instruments recognized in the financial statements, segregated by category:

Financial instrument items	06/30/2025	12/31/2024
Assets
Amortized cost
Cash and cash equivalents (note 5.1)	16,404,025	28,595,666
Trade receivables excluding prepaid expenses	7,436,570	8,140,218
Investment securities (note 5.2)	117,804	255,959
Subtotal	23,958,399	36,991,843
Fair value through profit or loss
Investment securities (note 5.2)	1,106,252	1,170,496
Derivatives hedges (note 22.2)	266,348	1,218,587
Subtotal	1,372,600	2,389,083
Total assets	25,330,999	39,380,926

Liabilities
Amortized cost
Trade payables (note 12)	20,203,635	25,551,228
Interest-bearing loans and borrowing (note 13)	3,157,764	3,452,728
Other liabilities	2,887,905	3,044,314
Subtotal	26,249,304	32,048,270
Fair value through profit or loss
Put options granted on subsidiaries (i)	1,137,851	1,184,177
Derivatives hedges (note 22.2)	930,743	211,441
Other liabilities	259,735	300,519
Subtotal	2,328,329	1,696,137
Total liabilities	28,577,633	33,744,407

(i) Put options granted on subsidiaries: the Company constituted a liability related to the acquisition of a non-controlling interest in the operations in the Dominican Republic. This financial instrument denominated Dominican Pesos for Tranche B. The instrument is recorded by an entity whose functional currency is the Brazilian Real. The Company assigned this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is either the US Dollar or the Dominican Peso, in such a manner that the hedge result can be recorded in other comprehensive income of the group, in line with the results from the hedged items.

At June 30, 2025 and December 31, 2024, the Company did not have any financial assets classified as at fair value through other comprehensive income.

AMBEV S.A.

22.2 Derivative financial instruments

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

					Six-month period ended: 06/30/2025			Three-month period ended: 06/30/2025
			Fair Value		Gains/(losses)			Gain / (Losses)
Hedge position	Risk	Notional	Assets	Liabilities	Financial results	Operational result	Equity	Financial results	Operational result	Equity
					Forward element	Spot element	Hedge accounting effect	Forward element	Spot element	Hedge accounting effect

Cost		20,074,392	265,797	(924,959)	(552,579)	693,739	(1,072,517)	(298,285)	110,647	(476,066)
	Commodities	5,173,572	186,873	(173,765)	(45,394)	(42,468)	68,071	(4,505)	(72,120)	38,223
	US Dollars	14,900,820	78,924	(751,194)	(507,185)	736,207	(1,140,588)	(293,780)	182,767	(514,289)

Imports of fixed assets		130,548	382	(3,793)	(566)	2,537	(7,231)	29	432	(4,568)
	US Dollars	130,548	382	(3,793)	(566)	2,537	(7,231)	29	432	(4,568)

Expenses		68,770	169	(1,991)	(359)	1,180	(3,891)	(113)	406	(2,474)
	US Dollars	68,770	169	(1,991)	(359)	1,180	(3,891)	(113)	406	(2,474)
Balance at end of the period		20,273,710	266,348	(930,743)	(553,504)	697,456	(1,083,639)	(298,369)	111,485	(483,108)

AMBEV S.A.

		12/31/2024			Six-month period ended: 06/30/2024			Three-month period ended: 06/30/2024
			Fair Value		Gains/(losses)			Gain / (Losses)
Hedge position	Risk	Notional	Assets	Liabilities	Financial results	Operational result	Equity	Financial results	Operational result	Equity
					Forward element	Spot element	Hedge accounting effect	Forward element	Spot element	Hedge accounting effect

Cost		16,309,171	1,202,356	(211,364)	(331,264)	24,479	201,640	(131,087)	133,520	1,026,279
	Commodities	5,026,998	127,867	(204,113)	(165,779)	(50,129)	(35,883)	(91,686)	23,539	120,012
	US Dollars	11,282,173	1,074,489	(6,891)	(167,393)	73,837	237,640	(40,178)	109,739	906,625
	Euros	-	-	-	(156)	254	141	(62)	134	63
	Mexican Pesos	-	-	(360)	2,064	517	(258)	839	108	(421)

Imports of fixed assets		207,906	10,121	(71)	(3,337)	3,994	10,039	(3,853)	2,349	4,881
	US Dollars	207,906	10,121	(71)	(3,337)	3,994	10,039	(3,853)	2,349	4,881

Expenses		57,532	3,451	-	(1,080)	996	2,575	746	592	1,558
	US Dollars	57,532	3,451	-	(1,080)	996	2,575	746	592	1,558

Financial assets		-	2,659	-	2,215	-	-	2,215	-	-
	US Dollars	-	2,659	-	2,215	-	-	2,215	-	-
Balance at end of the period		16,574,609	1,218,587	(211,441)	(333,466)	29,469	214,254	(131,979)	136,461	1,032,718

As disclosed in its accounting policy, the forward element, which can be separated and excluded from the designation of the financial instrument as a hedging instrument, is recognized in the financial result, in accordance with IFRS 9 - Financial Instruments.

AMBEV S.A.

22.2.1 Instrument maturity

At June 30, 2025, the Notional and Fair Value amounts per instrument and maturity were as follow:

		Notional Value
Hedge position	Risk	2025	2026	Total

Cost		11,239,182	8,835,210	20,074,392
	Commodities	3,129,023	2,044,549	5,173,572
	US Dollars	8,110,159	6,790,661	14,900,820

Imports of fixed assets		77,601	52,947	130,548
	US Dollars	77,601	52,947	130,548

Expenses		24,872	43,898	68,770
	US Dollars	24,872	43,898	68,770
		11,341,655	8,932,055	20,273,710

		Fair Value
Hedge position	Risk	2025	2026	Total

Costs		(502,916)	(156,246)	(659,162)
	Commodities	(14,241)	27,349	13,108
	US Dollars	(488,675)	(183,595)	(672,270)

Imports of fixed assets		(2,338)	(1,073)	(3,411)
	US Dollars	(2,338)	(1,073)	(3,411)

Expenses		(799)	(1,023)	(1,822)
	US Dollars	(799)	(1,023)	(1,822)
		(506,053)	(158,342)	(664,395)

22.2.2 Margins pledged as guarantees

In order to comply with the guarantee’s requirements regarding derivative exchanges and/or counterparties to certain operations with derivative financial instruments, at June 30, 2025, the Group held R$215,150 financial investments with high liquidity or in cash, classified as cash and cash equivalents and investment securities (R$165,736 at December 31, 2024).

AMBEV S.A.

22.3 Classification of financial instruments

	06/30/2025				12/31/2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Investment securities	1,106,252	-	-	1,106,252	1,170,496	-	-	1,170,496
Derivatives assets at fair value through profit and loss	-	-	-	-	2,659	-	-	2,659
Derivatives – operational hedges	95,839	170,509	-	266,348	21,274	1,194,654	-	1,215,928
	1,202,091	170,509	-	1,372,600	1,194,429	1,194,654	-	2,389,083
Financial liabilities
Put options granted on subsidiaries	-	-	1,137,851	1,137,851	-	-	1,184,177	1,184,177
Other liabilities	-	-	259,735	259,735	-	-	300,519	300,519
Derivatives – operational hedges	70,661	860,082	-	930,743	52,232	159,209	-	211,441
	70,661	860,082	1,397,586	2,328,329	52,232	159,209	1,484,696	1,696,137

There were no transfers of assets and liabilities among fair value hierarchy Levels 1, 2, and 3 during the periods presented.

22.3.1 Financial instruments level 3

PUT CND

In line with the Shareholders' Agreement of Tenedora CND S.A. ("Tenedora”) – holding company headquartered in the Dominican Republic which owns almost the entire share capital of CNDominicana – executed between the Company and E. León Jimenes, S.A. (“ELJ”), ELJ is the owner of 2.89% of the shares of Tenedora, and has a put option for such remaining interest, corresponding to Tranche B as provided in the Agreement. This put option may be exercised by ELJ starting from 2026 (or prior to that date in the event of a change of control of Tenedora or the sale of all or substantially all of its assets). The Company, on the other hand, has a call option over the Tranche B shares exercisable starting from 2029.

At June 30, 2025, the Tranche B shares held by ELJ, were valued at R$1,137,851 (R$1,184,177 at December 31, 2024). The fair value of Tranche B was calculated based on the EBITDA multiple defined in the contract, less net debt, brought to its present value, calculated using standard valuation techniques (the present value of the principal amount and future interest, discounted by the local currency’s WACC rate at the calculation date). The criteria used are based on market information from reliable sources and categorized within “Level 3”.

Contingent consideration on acquisitions of G&W and Banded Peak

On January 2020, the Company’s subsidiary in Canada, Labatt Brewing Company Limited, acquired G&W Distilling Inc., a company with a portfolio of ready-to-drink alcoholic beverages. In the same month, Labatt also purchased the shares of Banded Peak Brewing Ltd., a Canadian craft brewery.

A portion of the purchase prices of both transactions included contingent considerations based on the future performances of G&W and Banded Peak after the acquisition. During the first quarter of 2025, Labatt settled the total outstanding amount of the contingent consideration owed to Banded Peak; in addition, the balance reduction was also due to the change in the fair value of the contingent consideration owed to G&W. Thus, in June 30, 2025, the fair value of the G&W contingent consideration was R$259,735 (R$300,519 in December 31, 2024, considering the Banded Peak contingent consideration as well). Management expects that the G&W contingent consideration will be settled during the fiscal year 2025 as well.

AMBEV S.A.

22.3.2 Reconciliation of changes in the liabilities categorized at Level 3

Financial liabilities at December 31, 2024	1,484,696
Settlement of contingent consideration	(25,571)
Total gains and losses during the period	(61,539)
Losses/(gains) recognized in net income	66,434
Losses/(gains) recognized in equity	(127,973)
Financial liabilities at June 30, 2025	1,397,586

22.4 Risk management

The Company is exposed to foreign currency, interest rate, commodity price, liquidity, and credit risk in the ordinary course of its business. The Company analyzes each of these risks both individually and on a consolidated basis, to define strategies to manage the economic impact on risks in line with its Financial Risk Management Policy.

22.4.1 Market risk

22.4.1.1 Interest rate risk: represents of the possibility that the Company may incur losses due to fluctuations in interest rates, which may increase the financial expenses on its financial liabilities, and/or decrease the financial income from its financial assets, as well as negatively impacting the fair value of financial assets measured at fair value. To mitigate this risk the Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions. The Company’s overall business strategy is reviewed periodically.

The table below demonstrates the exposure of the Company and its subsidiaries to debts and respective weighted interest rates. As June 30, 2025, the Company and its subsidiaries did not hold hedge positions to the exposure described below:

	06/30/2025		12/31/2024
	Risk		Risk
	Interest rate	Amount in Brazilian Real	Interest rate	Amount in Brazilian Real
Brazilian Reais	10.7%	2,083,382	10.2%	2,245,099
Other	13.8%	411,953	13.0%	510,194
US Dollars	3.6%	15,094	8.0%	3,786
Canadian Dollars	5.7%	378,812	5.8%	439,367
Pre-fixed interest rate		2,889,241		3,198,446

Brazilian Reais	7.6%	268,523	7.8%	254,282
Post - fixed interest rate		268,523		254,282

AMBEV S.A.

Sensitivity analysis

The Company mitigates the bulk of the risks arising from non-derivative financial assets and liabilities using derivative financial instruments. In this context, the Company has identified the main risk factors that could lead to losses on these derivative financial instruments and has developed a sensitivity analysis based on three scenarios which could impact the Company’s future results and/or cash flow.

The sensitivity analysis of exchange differences and commodity price variations is as follows:

					06/30/2025
Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedges	Increases in commodities price	13,108	53,680	1,306,501	2,599,894
Input purchases		(13,108)	(66,523)	(1,340,018)	(2,666,928)
Foreign exchange hedges	Foreign currency increases	(672,270)	(520,369)	3,052,935	6,778,140
Input purchases		672,270	502,308	(3,532,283)	(7,736,835)
Cost effects		-	(30,904)	(512,865)	(1,025,729)

Foreign exchange hedges	Foreign currency increases	(3,411)	(2,997)	29,226	61,863
Capex purchases		3,411	2,877	(40,959)	(85,329)
Fixed asset effects		-	(120)	(11,733)	(23,466)

Foreign exchange hedges	Foreign currency increases	(1,822)	(1,556)	15,371	32,563
Expenses		1,822	615	(38,017)	(77,857)
Results of expense effects		-	(941)	(22,646)	(45,294)
		-	(31,965)	(547,244)	(1,094,489)

22.4.1.3 Commodity risk: A significant portion of the Company’s inputs are made up of commodities, which have historically seen substantial price fluctuations. The Company's Policy establishes that entering into hedges is an appropriate way to protect the Company against unforeseen fluctuations in prices and foreign currency. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to volatility in the commodity prices of aluminum, sugar, wheat, corn and paraxylene. These derivative financial instruments have been designated as cash flow hedges.

22.4.2 Credit risk

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment, and represent the maximum exposure to credit risk at June 30, 2025. At June 30, 2025, there was no concentration of credit risk on any counterparty in excess of the limits established by the Company’s Credit Risk Policy. The counterparty risk is reassessed on a quarterly basis.

Customers

A substantial portion of the Company’s sales is made to distributors, supermarkets, and retailers, through a broad distribution network. Credit risk is mitigated by the large number of customers and by the control procedures used to monitor risk. Historically, the Company has not incurred significant losses on receivables from customers.

AMBEV S.A.

Investments

In order to minimize the credit risk on its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration the credit limits and credit analysis of financial institutions, avoiding credit concentration, i.e. the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

22.4.3 Liquidity risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, the issuance of debt, bank borrowing, and equity securities. Ambev’s material cash requirements have included the following: payments of dividends and interest on capital; capital expenditure; investments in companies; increases in the ownership of Ambev’s subsidiaries or in companies in which it holds equity investments; share buyback programs; and debt servicing.

The Company believes that its cash flow from operating activities, cash and cash equivalents and short-term investments, together with derivatives and access to loan facilities are sufficient to finance its capital expenditure, financial liabilities, and dividend payments in the future.

							06/30/2025
	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	31,908,553	33,714,494	30,561,762	105,948	28,604	1,155,469	1,862,711
Secured bank loans	102,429	131,397	30,671	25,182	25,181	50,363	-
Other secured loans	371,339	481,625	166,659	157,495	97,692	5,939	53,840
Lease liabilities	2,683,996	3,192,545	1,105,879	960,272	560,222	362,463	203,709
	35,066,317	37,520,061	31,864,971	1,248,897	711,699	1,574,234	2,120,260

							12/31/2024
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	41,771,683	43,322,074	40,229,728	101,188	(30,267)	1,200,759	1,820,666
Secured bank loans	115,421	154,869	28,961	25,181	25,182	50,364	25,181
Other secured loans	372,239	502,104	160,474	147,555	125,823	14,404	53,848
Lease liabilities	2,965,068	3,470,163	1,319,846	1,003,668	569,066	347,996	229,587
	45,224,411	47,449,210	41,739,009	1,277,592	689,804	1,613,523	2,129,282

(i) Mainly includes amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put options related to the Company’s participation in subsidiaries and other liabilities, except for transactions with related parties.

22.4.4 Capital management

The Company continuously evaluates and optimizes its capital structure in order to maximize shareholder value while maintaining the desired financial flexibility to execute its strategic projects. Besides the statutory minimum equity funding requirements applicable to the Company’s subsidiaries in different countries, the Company is not subject to any externally imposed capital requirements. When analyzing its capital structure, the Company uses the same debt ratings and capital classifications that are applied to the financial statements.

AMBEV S.A.

The company monitors its net debt in order to guarantee the continuity of its business in the long term.

	06/30/2025	12/31/2024
Debt details
Interest-bearing loans and borrowing current and non-current	3,157,764	3,452,728
(-) Current investment securities	(1,120,553)	(1,242,001)
(-) Cash and cash equivalents	(16,404,025)	(28,595,666)
Net debt/(cash)	(14,366,814)	(26,384,939)

22.4.5 Foreign currency risk

The Company is exposed to foreign currency risk on its borrowing, investments, purchases, dividends and/or interest expenses/income where these are denominated in a currency other than the functional currency of Group entity. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

22.5 Offsetting financial assets and liabilities

For financial assets and liabilities that are subject to settlement agreements on a net basis or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties opt for this. In the absence of such a decision, the assets and liabilities will be settled at their gross amounts, but each party will have the option to settle on a net basis, in the case of default by the counterparty.

22.6 Risk management in relation to climate change and the sustainability strategy

Considering the nature of the Company’s operations, they are inherently exposed to certain risks related to climate change, and relevant sustainability aspects.

There have been no changes in the key risks considered by management compared to those presented in the financial statements for the year ended December 31, 2024.

23.	COLLATERAL AND CONTRACTUAL COMMITMENTS TO SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	06/30/2025	12/31/2024

Collateral given for the Company’s own liabilities	798,138	566,504
Other commitments	974,858	1,275,788
	1,772,996	1,842,292

Commitments to suppliers - Property, plant and equipment and Intangibles	905,940	691,745
Commitments to suppliers - Inventory	30,494,446	46,942,988
	31,400,386	47,634,733

At June 30, 2025, the Company had R$798,138 (R$540,126 at December 31, 2024) of cash guarantees.

AMBEV S.A.

Most of the commitments balance relates to obligations to packaging suppliers. These commitments are primarily aimed at ensuring a secure long-term supply of the Company’s strategic inputs, as well as offering greater assurance to suppliers making long-term investments. The future contractual commitments are presented below:

	06/30/2025	12/31/2024

Less than 1 year	13,190,096	21,354,771
Between 1 and 2 years	6,661,568	12,333,160
More than 2 years	11,548,722	13,946,802
	31,400,386	47,634,733

The deposits in cash used as guarantees are presented within other assets. The amount of fixed assets pledged as collateral is not material.

24.	RELATED PARTIES

The Company adopts corporate governance practices as recommended and/or required by the applicable laws. Under the Company’s bylaws, the Board of Directors is responsible for approving any transactions or agreements between the Company and/or any of its subsidiaries (except wholly owned subsidiaries), its directors and/or shareholders (including direct or indirect partners of the Company’s shareholders). The Company's Governance Committee is responsible for advising the Board of Directors on related parties transactions matters, among others.

Management is prohibited from interfering in any transaction in which a conflict of interest with the Company’s interests exists, even if only in theory. This prohibition also applies to the decisions taken by other members of Management on the matter. When such conflict exists, members must inform Management of the conflict and ensure that their non-participation in the deliberation is recorded in the minutes of the Board of Directors or Executive Board meeting.

24.1 Transactions with key Management members

Key Management includes the Executive Board of Officers and the Board of Directors. In addition to short-term benefits (primarily salaries), key Management members are entitled to participate in share-based payment programs, as described in note 21 – Share-based payments.

The total expenses related to the Company’s Management members are as follow:

	six-month period ended:		Three-month period ended:
	06/30/2025	06/30/2024	06/30/2025	06/30/2024

Short-term benefits (i)	25,340	25,939	11,814	14,797
Share-based payments (ii)	64,100	47,988	33,870	24,981
Social security (iii)	3,030	8,822	1,514	7,170
Total key Management remuneration	92,470	82,749	47,198	46,948

(i) These mainly correspond to management salaries and variable compensation (including performance bonuses).

(ii) Reflects expenses related to share options, deferred shares, restricted stocks and performance shares granted to Management.

(iii) Represents to the social security charges ("INSS”) levied on the Management’s remuneration.

Except for the abovementioned remuneration, the Company has no other type of transaction with Management members, nor does it have outstanding balances receivable from or payable to them in its balance sheet.

AMBEV S.A.

24.2 Transactions with the Company's shareholders:

24.2.1 Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, holding 10.2% of its share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with healthcare and dental assistance, support for technical and higher education courses, and facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. At June 30, 2025, and December 31, 2024, the actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets held for this purpose, which significantly exceeded the respective liabilities at these dates.

Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the economic benefits that are available to the Company, arising from reimbursements or reductions in future contributions.

In the six-month period ended June 30, 2025, the expenses incurred and recorded by Fundação Zerrenner with third parties to provide these benefits amounted to R$185,184 (R$172,593 at June 30, 2024), of which R$164,799 and R$20,385 were related to active employees and retirees, respectively (R$156,441 and R$16,152 at June 30, 2024, respectively).

24.2.2 Licensing agreement with AB InBev

The Company has a licensing agreement with AB InBev and some of its subsidiaries, such as Group Modelo and Spaten-Franziskaner-Bräu GmbH to produce, bottle, import, promote, sell and distribute its main products in the territories in which the Group operates. Similarly, the Company also grants a license to AB InBev and some of its subsidiaries of the same rights related to their main products, such as Brahma®, in AB Inbev’s territories.

In the six-month period ended June 30, 2025, the Group recorded R$31,593 (R$20,344 at June 30, 2024) and R$657,876 (R$458,348 at June 30, 2024) and as royalties income and expenses, respectively in its Consolidated results.

24.3 Transactions with related parties

The Group’s consolidated results includes R$466,979 from sales of products, provision of services and other income in the six-month period ended June 30, 2025 (R$415,928 in June 30, 2024). Regarding product purchases and other expenses, the Group recorded, in the same six-month period ended June 30, 2025, the amount to R$(1,456,769) (R$1,340,312 in June 30, 2024). Finally, the amount to R$(9,720) was also recorded by the Group as Net financial results in Transactions with related parties in the six-month period ended June 30, 2025 (R$990 on June 30, 2024). The Group's main transactions were recorded with the following companies Anheuser-Busch InBev N.V., Anheuser-Busch Packaging Group Inc., Anheuser-Busch Inbev USA LLC, Bavaria S.A., Cervecería Modelo de Mexico S. de R.L. de C.V., among other.

AMBEV S.A.

25.	EVENTS AFTER THE REPORTING PERIOD

25.1 Distribution of dividends

In a meeting held on July 30, 2025, the Board of Directors approved the distribution of dividends in the amount of R$0.1283 per share of the Company, based on the balances available in the extraordinary balance sheet dated as of June 30, 2025, of which the amount corresponding to the profit recorded in the period from January 1st to June 30, 2025 will be allocated to the minimum mandatory dividends for the 2025 fiscal year, without income tax withholding, pursuant to applicable law. The aforementioned payment shall be made on October 06, 2025, considering the shareholding position of August 07, 2025, with respect to B3 S.A. - Brasil, Bolsa, Balcão, and August 11, 2025 with respect to the New York Stock Exchange - NYSE, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from and including August 08, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer